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07001870

SECU   IMISSION

AI.   ___עטו ובטוIED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65902

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/06_____ AND ENDING _____12/31/06_____
                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

   Silver Leaf Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   420 Lexington Avenue
                              (No. and Street)

   New York   NY   10170-2200
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   Robert Youree   (212) 632-8422
                                                          (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Briggs, Bunting & Dougherty, LLP
                              (Name – if individual, state last, first, middle name)

   Two Penn Center Plaza, Suite 820   Philadelphia   PA   19103-1732
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
   ☒ Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 3 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Robert Youree_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Silver Leaf Partners, LLC_____, as of _____December 31_____, 20_06_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Financial & Operations Principal
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVER LEAF PARTNERS, LLC

ANNUAL AUDITED REPORT

FORM X-17A-5

DECEMBER 31, 2006



**BRIGGS
BUNTING &
DOUGHERTY, LLP**
CERTIFIED
PUBLIC
ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

**To the Members
Silver Leaf Partners, LLC**

We have audited the statement of financial condition of Silver Leaf Partners, LLC as of December 31, 2006, and the related statements of income, changes in ownership equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silver Leaf Partners, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 3, 4 and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Briggs, Bunting & Dougherty, LLP

**Philadelphia, Pennsylvania
February 14, 2007**

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Silver Leaf Partners, LLC	N 3						100

▼
1

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/06	99
SEC FILE NO. 8-65902	98

ASSETS

	Consolidated		198
	Unconsolidated	X	199

	Allowable		Non-Allowable		Total	
1. Cash	$ 141,530	200			$ 141,530	750
2. Receivables from brokers or dealers:	▼					
A. Clearance account	3 151,503	295				
B. Other	116,977	300	$	550	▼ 268,480	810
3. Receivables from non-customers		355		600	7	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	▼	424				
E. Spot commodities	4	430				850
5. Securities and/or other investments not readily marketable:						
A. At cost ▼2 $						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $						
B. Other securities $						
7. Secured demand notes		470		640		890
market value of collateral:						
A. Exempted securities $						
B. Other securities $						
8. Memberships in exchanges:						
A. Owned, at market $						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value			▼6	660		900
9. Investments in and receivables from affiliates, subsidiaries and associates partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	12,325	680	12,325	920
11. Other assets	5,372	535	8,920	735	14,292	930
12. TOTAL ASSETS	5 $ 415,382	540	$ 21,245	740	$ 436,627	940

OMIT PENNIES

See accompanying notes

| BROKER OR DEALER   Silver Leaf Partners, LLC | as of_____12/31/06_____ |

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ _____ [1045]	$ _____ [1255] 13	$ _____ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	_____ [1114]	_____ [1315]	_____ [1560]
B. Other	10 _____ [1115]	_____ [1305]	_____ [1540]
15. Payable to non-customers	_____ [1155]	_____ [1355]	_____ [1610]
16. Securities sold not yet purchased, at market value		_____ [1360]	_____ [1620]
17. Accounts payable, accrued liabilities, expenses and other	166,127 [1205]	_____ [1385]	166,127 [1685]
18. Notes and mortgages payable:			
A. Unsecured	_____ [1210]		_____ [1690]
B. Secured	_____ [1211] 12	_____ [1390] 14	_____ [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings		_____ [1400]	_____ [1710]
1. from outsiders 9 $ _____			
2. Includes equity subordination (15c3-1(d)) of...... $ _____			
B. Securities borrowings, at market value....... from outsiders $ _____		_____ [1410]	_____ [1720]
C. Pursuant to secured demand note collateral agreements		_____ [1420]	_____ [1730]
1. from outsiders $ _____			
2. Includes equity subordination (15c3-1(d)) of...... $ _____			
D. Exchange memberships contributed for use of company, at market value		_____ [1430]	_____ [1740]
E. Accounts and other borrowings not qualified for net capital purposes	_____ [1220]	_____ [1440]	_____ [1750]
20. TOTAL LIABILITIES	$ 166,127 [1230]	$ _____ [1450]	$ 166,127 [1760]

Ownership Equity

21. Sole proprietorship	15 $ _____	[1770]
22. Partnership (limited partners 11 $ _____ [1020])	_____	[1780]
23. Corporation:		
A. Preferred stock	_____	[1791]
B. Common stock - without par value; 10,000 shares authorized, issued and outstanding	308,000	[1792]
C. Additional paid-in capital	50,000	[1793]
D. Retained earnings	(87,500)	[1794]
E. Total	270,500	[1795]
F. Less capital stock in treasury	16 ( )	[1796]
24. TOTAL OWNERSHIP EQUITY	$ 270,500	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 436,627	[1810]

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Silver Leaf Partners, LLC   as of_____12/31/06_____

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ 270,500   **3480**
2. Deduct ownership equity not allowable for Net Capital 19   (   ) **3490**
3. Total ownership equity qualified for Net Capital   270,500   **3500**
4. Add:
    A. Liabilities subordinated to claims of general creditors allowable in computation of net capital.................... **3520**
    B. Other (deductions) or allowable credits (List)... **3525**
5. Total capital and allowable subordinated liabilities... $ 270,500   **3530**
6. Deductions and/or charges: 17
    A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ 21,245   **3540**
    B. Secured demand note deficiency **3590**
    C. Commodity futures contracts and spot commodities-
       proprietary capital charges..   **3600**
    D. Other deductions and/or charges ....   **3610**   (21,245   ) **3620**
7. Other additions and/or allowable credits (List)... **3630**
8. Net capital before haircuts on securities positions .... 20 $ 249,255   **3640**
9. Haircuts on securities (computed, where applicable,
    pursuant to 15c3-1 (f)):
    A. Contractual securities commitments...$ **3660**
    B. Subordinated securities borrowings **3670**
    C. Trading and investment securities:
       1. Exempted securities 18   **3735**
       2. Debt securities..   **3733**
       3. Options **3730**
       4. Other securities **3734**
    D. Undue Concentration **3650**
    E. Other (List)...   **3736**   (   ) **3740**
10. Net Capital .... $ 249,255   **3750**

OMIT PENNIES

There is no difference between the audited Computation of Net Capital included above
and the corresponding schedule included in the Company's unaudited December 31, 2006
Form X-17A-5 Part IIA filing.

See accompanying notes

BROKER OR DEALER Silver Leaf Partners, LLC	as of _____12/31/06_____

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)..$	11,075	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)...$	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)..$	11,075	3760
14.	Excess net capital (line 10 less 13)..▾ $	238,180	3770
15	Excess net capital at 100% (line 10 less 10% of line 19) ....22 $	232,642	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.1. liabilities from Statement of Financial Condition ....$		166,127	3790
17.	Add:			
	A. Drafts for immediate credit...21 $ _____	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited .... $ _____	3810		
	C. Other unrecorded amounts (List)................................. $ _____	3820	$ _____	3838
19.	Total aggregate indebtedness..$		166,127	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ① by line 10)..........................%		67	3750
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) ....%			3760

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits...$ _____	3870	
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) ....▾23 $ _____	3880	
24.	Net capital requirement (greater of line 22 or 23)...$ _____	3760	
25.	Excess net capital (line 10 less 24)..$ _____	3910	
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000 ....$ _____	3920	

OMIT PENNIES

NOTES:
(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.
(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.
(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See accompanying notes

BROKER OR DEALER   Silver Leaf Partners, LLC

For the period (MMDDYY) from 24   01/01/06   3932 to   12/31/06   3933

Number of months included in this statement _____ 12 _____ 3931

COMPUTATION OF NET INCOME (LOSS)

REVENUE

1.	Commissions:		
	a. Commissions on transactions in exchange listed equity securities executed on an exchange ....$	_____	3935
	b. Commissions on listed option transactions 25	_____	3938
	c. All other securities commissions...	1,232,925	3939
	d. Total securities commissions...	_____	3940
2.	Gains or losses on firm securities trading accounts		
	a. From market making in options on a national securities exchange...	_____	3945
	b. From all other trading...	_____	3949
	c. Total gain (loss)...	_____	3950
3.	Gains or losses on firm securities investment accounts..	_____	3952
4.	Profit (loss) from underwriting and selling groups 26	_____	3955
5.	Revenue from sale of investment company shares..	_____	3970
6.	Commodities revenue..	_____	3990
7.	Fees for account supervision, investment advisory and administrative services..	153,407	3975
8.	Other revenue...	146,672	3995
9.	Total revenue	1,533,004	4030

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers ....$	381,306	4120
11.	Other employee compensation and benefits 27	357,335	4115
12.	Commissions paid to other broker-dealers	433,677	4140
13.	Interest expense		4075
	a. Includes interest on accounts subject to subordination agreements...................... _____ 4070		
14.	Regulatory fees and expenses..	13,219	4195
15.	Other expenses...	348,094	4100
16.	Total expenses..$	1,533,631	4200

NET INCOME

17.	Net income (loss) before Federal income taxes and items below (Item 9 less Item 16) ....$	(627)	4210
18.	Provision for Federal income taxes (for parent only)... 28	_____	4220
19	Equity in earnings (losses) of unconsolidated subsidiaries not included above	_____	4222
	a. After Federal income taxes of.. _____ 4238		
20.	Extraordinary gains (losses)	_____	4224
	a. After Federal income taxes of.. _____ 4239		
21.	Cumulative effect of changes in accounting principles...	_____	4225
22.	Net income (loss) after Federal income taxes and extraordinary items ....$	(627)	4230

MONTHLY INCOME

23.	Income (current month only) before provision for Federal income taxes and extraordinary items.................$	(7,868)	4211

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Silver Leaf Partners, LLC

For the period (MMDDYY) from _____ 01/01/06 _____ to _____ 12/31/06 _____

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period	$	225,127	4240
	A. Net income (loss)		(627)	4250
	B. Additions (includes non-conforming capital of ....29 ____ 4262)		46,000	4260
	C. After Federal income taxes of ____ 4272)			4270
2.	Balance, end of period (From item 1800)	$	270,500	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period ...30	$		4300
	A. Increases			4310
	B. Decreases			4320
4.	Balance, end of period (From item 3520)	$		4330

OMIT PENNIES

See accompanying notes

BROKER OR DEALER	Silver Leaf Partners, LLC	as of	12/31/06

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... `4550`

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... `4560`

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 31   Jeffries & Company, Inc.   8-15074   `4335`   X   `4570`

D. (k) (3)—Exempted by order of the Commission .... `4580`

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
32 `4600`	`4601`	`4602`	`4603`	`4604`	`4605`
33 `4610`	`4611`	`4612`	`4613`	`4614`	`4615`
34 `4620`	`4621`	`4622`	`4623`	`4624`	`4625`
35 `4630`	`4631`	`4632`	`4633`	`4634`	`4635`
36 `4640`	`4641`	`4642`	`4643`	`4644`	`4645`
37 `4650`	`4651`	`4652`	`4653`	`4654`	`4655`
38 `4660`	`4661`	`4662`	`4663`	`4664`	`4665`
39 `4670`	`4671`	`4672`	`4673`	`4674`	`4675`
40 `4680`	`4681`	`4682`	`4683`	`4684`	`4685`
41 `4690`	`4691`	`4692`	`4693`	`4694`	`4695`

TOTAL $ 42 `4699`

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals
4.   15c3-1(c)(2)(iv) Liabilities

See accompanying notes

SILVER LEAF PARTNERS, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (627)
Adjustments to reconcile net loss to net cash used for operating activities	
Depreciation	20,155
(Increase) decrease in	
Receivables from brokers or dealers	(141,010)
Other assets	(7,089)
Increase (decrease) in	
Accounts payable and accrued expenses	126,383
Net cash used for operating activities	(2,188)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(14,289)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions	100,000
Distributions to Partners	(54,000)
Net cash provided by financing activities	46,000
Net increase in cash and cash equivalents	29,523
CASH AND CASH EQUIVALENTS	
Beginning of year	112,007
End of year	$ 141,530

SILVER LEAF PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

(1) ORGANIZATION AND NATURE OF BUSINESS

Silver Leaf Partners, LLC (the *"Company"*), a New York Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company clears its securities transactions on a fully disclosed basis with a clearing broker. The Company's effective date of organization was January 15, 2003. The effective date of the Company's registration as a broker-dealer was September 23, 2003.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks, brokerage accounts and short-term highly liquid investments.

Securities Transactions

Securities transactions (and related commissions, revenue and expenses) are recorded on a trade date basis. Realized gains and losses from securities transactions, if any, are reported on the basis of identified cost.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected Partnership status for federal and state tax purposes whereby taxable income is reported by the Company's members.

(3) LEASE COMMITMENTS

The Company leases office space under a three-year lease which expires in September 2009. The future minimum lease commitment is $148,176 in 2007 and 2008 and $111,132 in 2009. Rent expense for the year ended December 31, 2006 was $67,682.

(4) CONTINGENCIES AND COMMITMENTS

The Company has a clearing agreement with its clearing broker, Jefferies & Company, Inc. (the *"Clearing Broker"*). The agreement provides that certain minimum capital balances must be maintained while the Company's customer accounts are being introduced to and cleared by the Clearing Broker on a fully disclosed basis. In connection with this agreement, the Company is contingently liable to the Clearing Broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to these risks.

SILVER LEAF PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

(5) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital of $249,255 and net capital requirements of $11,075. The percentage of aggregate indebtedness to net capital was 67%. These net capital requirements may effectively restrict the Company's ability to make distributions to its members.

(6) SIGNIFICANT CONCENTRATION OF CREDIT RISK

The Company's brokerage accounts, which at December 31, 2006 amounted to $266,493, are maintained at its Clearing Broker.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. The Company deposits its cash with its bank, which is a high credit, quality financial institution. At times, these deposits may be in excess of the FDIC insurance limit or not covered by the FDIC.



BRIGGS
BUNTING &
DOUGHERTY, LLP
CERTIFIED
PUBLIC
ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Silver Leaf Partners, LLC

In planning and performing our audit of the financial statements of Silver Leaf Partners, LLC for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (*"SEC"*), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodian functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Briggs, Bunting + Dougherty, LLP

Philadelphia, Pennsylvania
February 14, 2007

